SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



03025405

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ________________

Commission file number ___________1-368__________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Texaco Puerto Rico Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583



SEC MAIL PROCESSING SECTION
RECEIVED
JUN 26 2003
WASH, D.C.
188

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 25, 2003

ChevronTexaco Corporation, Plan Administrator
By: Patricia L. Tai, Assistant Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated June 13, 2003.
2	Financial Statements of the Texaco Puerto Rico Inc. Retirement Savings Plan for the fiscal year ended December 31, 2002, prepared in accordance with the financial reporting requirements of ERISA.
3	Certification of Plan Administrator who performs the functions equivalent to a chief executive officer of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
4	Certification of Plan Administrator who performs the functions equivalent to a chief financial officer of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated June 13, 2003 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

June 13, 2003

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

TEXACO PUERTO RICO INC.
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

TOGETHER WITH
REPORT OF INDEPENDENT AUDITORS

DECEMBER 31, 2002 AND 2001

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Plan Participants and
Plan Administrator
Texaco Puerto Rico Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the **Texaco Puerto Rico Inc. Retirement Savings Plan** (the Plan), as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes as of December 31, 2002 and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

June 13, 2003

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
Investments, at fair value:		
ChevronTexaco Corporation Common Stock	$ 2,755,940	$ 3,675,623
Shares of registered investment companies	2,793,763	3,185,079
Participant loans	288,003	206,766
Cash equivalents	566	-
Accounts receivable:		
Employer contributions	17,027	19,191
Employee contributions	27,602	32,085
Loan repayments in transit	8,878	8,651
Net assets available for benefits	$ 5,891,779	$ 7,127,395

The accompanying notes are an integral part of the financial statements.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Investment Income:		
Interest	$ 16,388	$ 17,700
Dividends	164,898	153,163
Net (depreciation) in fair value of investments	(1,539,218)	(34,584)
	(1,357,932)	136,279
Contributions:		
Employer	224,645	224,315
Employee	368,336	375,018
	592,981	599,333
Total additions	(764,951)	735,612
Benefits paid	470,665	564,735
Total deductions	470,665	564,735
Increase (decrease) in net assets available for benefits	(1,235,616)	170,877
Net assets available for benefits:		
Beginning of year	7,127,395	6,956,518
End of year	$ 5,891,779	$ 7,127,395

The accompanying notes are an integral part of the financial statements.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1. Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description and Prospectus of the Texaco Puerto Rico Inc. Retirement Savings Plan for a more complete description.

Effective October 9, 2001, Texaco Inc. became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. Shareholders of Texaco Inc. Common Stock, including Plan participants, received 0.77 shares of ChevronTexaco Corporation Common Stock in exchange for their shares of Texaco Inc. Common Stock. Subsequently, plan sponsorship was transferred from Texaco Inc. to ChevronTexaco Corporation.

Effective Date of Plan. The Savings Program of the Employee Benefits Plan of Texaco Puerto Rico Inc. (Savings Program) was amended and restated to include a qualified cash or deferred arrangement under Section 165(e) of the Puerto Rico Internal Revenue Code (PRIRC) and renamed the Texaco Puerto Rico Inc. Retirement Savings Plan (the Plan), effective March 1, 1994.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the applicable sections of PRIRC. The funds in the Plan are held in trust under one or more trust agreements.

Effective December 12, 1994, the Plan was amended to comply with the Uniformed Services Employment and Reemployment Rights Act of 1994.

Eligibility. Employees of Texaco Puerto Rico Inc. or a participating company (Company) are eligible to participate in the Plan if they are on a Puerto Rico payroll and are not represented by a labor organization or are represented by a labor organization that has bargained for and agreed to participation in the Plan. An eligible employee may join the Plan upon completion of one year of Eligibility Service (1,000 hours of service within a 12-month period ending on the employee's anniversary of employment). Independent contractors and leased employees are not eligible to participate in the Plan.

Participant Accounts. Funds for the participant's benefit are held in an Employee Account and an Employer Account. The Employee Account is comprised of all employee contributions, including those made on a pre-tax and after-tax basis, and rollovers from another Puerto Rico tax-qualified benefit plan and earnings on these amounts. The Employer Account is comprised of Company contributions made under the current Plan and Company contributions made under the prior Savings Program.

Note 1. Description of the Plan (Continued)

Trustees. Banco Popular de Puerto Rico (Banco Popular) serves as trustee under the Plan and is responsible for the control and disbursement of Plan assets. First Union-National Bank acts as custodian for the ChevronTexaco Common Stock Fund. Vanguard Fiduciary Trust Company (Vanguard) is custodian for all other securities held in the participants' accounts and also serves as recordkeeper for the Plan. Both the trustee and custodians hold and administer the funds in the participants' accounts and have the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement.

Vesting. All participants in the Plan are fully vested in their accounts at all times.

Base Pay. A participant's contributions will be based on actual Base Pay. Base Pay means regular salary or wages, excluding overtime, extra pay, commissions, shift differentials, living or other allowances, and severance pay, all as determined by the Company. Base Pay is not reduced by the amount of a participant's pre-tax contributions.

Employee Contributions. A participant who contributes from 2% to 5% of Base Pay to the Plan (referred to as the Basic contribution) is entitled to receive a 100% matching contribution from the Company in the form of an allocation of ChevronTexaco Corporation Common Stock. Participants may contribute on a pre-tax basis an additional 1% to 5% of Base Pay (referred to as the Supplemental contribution) and benefit from the tax-free buildup of earnings on these contributions. Supplemental contributions in excess of the 5% Basic contributions will not result in an increased Company matching contribution. Total pretax contributions are limited by law and may not exceed 10% of annual compensation or $8,000 annually, whichever is less. Effective March 1, 1998, after-tax supplemental contributions can be made provided that total supplemental contributions do not exceed 11%, however, after-tax contributions are permitted only after the participant makes deferred contributions of 10%.

Participants may change the percentage they contribute on a pre-tax or after-tax basis to the Plan, on the prospective January 1 or July 1.

A participant may voluntarily suspend contributions to the Plan at any time, but any such suspension may not be for a period of less than six months, and such suspension will apply simultaneously to both pre-tax and after-tax contributions. Participants can contribute to the Plan as long as they are paid some portion of their Base Pay and their contributions will be based on the amount of Base Pay actually paid for each pay period.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1. Description of the Plan (Continued)

The Company may reduce the percentage allocated by certain highly compensated employees in order to satisfy the limitations imposed by PRIRC.

Investments. Participants' contributions are invested in ChevronTexaco Corporation Common Stock and/or one or more of the five Vanguard mutual fund options, as directed by the participant.

Investments representing 5% or more of the Plan's net assets were the following:

	December 31,	
	2002	2001
ChevronTexaco Corporation Common Stock	$2,755,940*	$3,675,623*
Vanguard Prime Money Market Fund	653,813	474,614
Vanguard 500 Index Fund	1,864,716	2,416,721

* Non-participant directed

The following represents the net appreciation (depreciation) by investment type for the years ended December 31, 2002 and 2001:

	2002	2001
ChevronTexaco Corporation Common Stock	$ (923,356)	$ 352,223
Shares of registered investment companies	(615,862)	(386,807)
	$(1,539,218)	$ (34,584)

Sales and Purchases. The Plan restricts sales and purchases of units of the ChevronTexaco Common Stock Fund. Participants are limited to two sales or two purchases in a calendar month. Both transactions in a calendar month must be the same type of transaction. The limitation will not apply to any transaction where a participant directs the sale from the ChevronTexaco Common Stock Fund to provide cash for a loan. Furthermore, participants may not buy units of the ChevronTexaco Common Stock Fund within 60 days following the most recent sale of that Fund, and conversely, they may not sell units of the ChevronTexaco Common Stock Fund within 60 days following the most recent purchase of that Fund. No restrictions apply to sales and purchases among the Vanguard mutual funds.

Note 1. Description of the Plan (Continued)

Loans. The Loan feature allows participants to borrow funds from their Plan accounts, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their Plan Account. The minimum loan is $1,000. The minimum term for repayment of any loan is one year and the maximum term is five years. However, the maximum term for repayment of a home loan is 15 years. Loans bear a fixed rate of interest equal to the prime lending rate published in the Wall Street Journal on the last business day of the month preceding the date the loan is made. Participants may not have more than one loan outstanding at a time. Because the loan amounts and repayment provisions meet the requirements of the PRIRC, loans are not treated as taxable distributions from the Plan.

The Plan imposes a twelve-month suspension for any loan default during employment and requires repayment of the outstanding principal balance of any defaulted loans, plus interest accrued on this amount from the date of default to date of repayment, prior to qualifying for an additional loan.

Distribution upon separation from Service. Upon separation of service, participants have the option to withdraw the full value of their Plan Account, or if a participant's balance is greater than $200, they can defer receiving their distribution to any time before attaining age 65. At such time as the participants are entitled to and elect to receive the total value of their Plan Account, they shall have the right: (1) to receive a lump-sum distribution in cash and/or in-kind of the ChevronTexaco Common Stock held as an investment in their accounts, and (2) to have all other investments held in their accounts sold and distributed in cash.

In-Service Withdrawals. Eligible participants are allowed to make withdrawals of their after-tax contributions, plus any earnings, and Company contributions made prior to March 1, 1994, plus any earnings. A participant may withdraw up to 100% of the value of his or her account, provided, however, that if he or she is not at least age 59½, he or she must first qualify for a hardship withdrawal. Participants are allowed to make up to two hardship withdrawals per year, but not more than one per calendar quarter.

Note 2. Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting, and investments in securities reflect market values that are based on published quotations supplied by the trustee and custodians.

Note 2. Summary of Significant Accounting Policies (Continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Participants' accounts are credited with interest and dividends earned on investments held in their account when paid and with gains on sales of investments. Participants' accounts are charged with expenses in connection with the purchase and sale of investments and with losses on the sales of investments.

Market appreciation/depreciation on securities is realized when the investments are sold. Net gains and losses from securities transactions are computed using the average cost method. The Vanguard investments are valued at the per-share quoted net asset value (redemption value) of the respective investment. Vanguard accounts for the ChevronTexaco Common Stock Fund on the unit basis method.

Trustee fees are paid by the Company. Currently, there are no recordkeeping costs incurred by the Company or participants.

Note 3. Income Taxes

Pursuant to a determination from the Puerto Rico Treasury Department, the Plan is exempt from Puerto Rican income taxes under Section 165(a) of the PRIRC, as part of a profit-sharing plan for the exclusive benefit of employees or their beneficiaries. Participants are not subject to Puerto Rico income tax on Company contributions or accrued income until some or all of the Plan Account is withdrawn.

The Plan has been amended since receiving the determination letter from the Puerto Rico Treasury Department. However, the Plan administrator and legal counsel are of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Act, and, therefore, continues to be qualified and the related trust continues to be tax-exempt.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 4. Plan Modification or Termination

The Company reserves the right, subject to certain limitations, to change, discontinue or terminate the Plan at any time, and any participating company may withdraw from it at any time. If the Plan should be terminated, in whole or in part, or if a modification should adversely affect the rights of participants to the use or withdrawal of their contributions, such participants will be entitled to withdraw the full value of their Plan Account, to the extent allowed by law. Upon the complete discontinuance of contributions to the Plan on a permanent basis by the Company, any participants affected by such action shall be entitled to withdraw the full value of their Plan Account, to the extent allowed by law.

Note 5. Non-participant Directed Investments

The information about the net assets and the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,	
	2002	2001
Investments, at fair value:		
ChevronTexaco Corporation Common Stock	$2,755,940	$3,675,623
Vanguard Prime Money Market Fund	-	17,601
Accounts receivable:		
Employer contributions	17,027	19,191
Employee contributions	7,822	9,346
Loan repayments in transit	3,364	3,427
Net assets available for benefits	$2,784,153	$3,725,188

Note 5. Non-participant Directed Investments (Continued)

	Years Ended December 31	
	2002	2001
Investment Income:		
Dividends	$ 110,884	$ 93,602
Net appreciation (depreciation) in fair value of investments	(923,356)	377,471
Contributions:		
Employer	224,645	224,315
Employee	99,952	89,314
Participant loan repayments	41,032	37,946
Total additions	(446,843)	822,648
Benefits paid	314,316	190,489
Participant loan withdrawals	61,691	34,620
Total deductions	376,007	225,109
Increase (decrease) in net assets available for benefits	(822,850)	597,539
Transfer (to) from other funds	(118,185)	38,752
Net assets available for benefits:		
Beginning of year	3,725,188	3,088,897
End of year	$ 2,784,153	$ 3,725,188

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	ChevronTexaco Corporation	Common Stock 41,455 shares	$ 2,745,813	$ 2,755,940 (a)
*	Vanguard Prime Money Market Fund	Registered Investment Company 653,813 units	653,813	653,813
*	Vanguard 500 Index Fund	Registered Investment Company 22,979 units	2,294,435	1,864,716
*	Vanguard Long-Term Treasury Fund	Registered Investment Company 16,893 units	180,571	198,661
*	Vanguard Windsor II Fund	Registered Investment Company 1,679 units	45,285	34,925
*	Vanguard International Growth Fund	Registered Investment Company 3,425 units	74,764	41,648
*	Participant Loans	4.75% to 9.5%	-	288,003
	Total investments			$ 5,837,706

(a) Represents both participant and non-participant directed investments.

* Party-in-interest

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
SCHEDULE H - PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	$ 480,201	$ -	N/A	$ -	$ 480,201	$ 480,201	$ -
ChevronTexaco Corporation	Common Stock	-	494,129	N/A	-	394,474	494,129	99,655

Exhibit 3



Texaco Puerto Rico Inc.
PO Box 71315
San Juan, PR 00936-8415
Tel. (787) 783-6110
Fax (787) 749-9493

June 23, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re. CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Dear Sir or Madam:

In connection with the Annual Report of Texaco Puerto Rico Inc. Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, José V. Parra Villamil, Administrator of the Texaco Puerto Rico Inc. Retirement Savings Plan, who performs the functions equivalent to a chief executive officer of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Sincerely,

José V. Parra Villamil, Administrator
Texaco Puerto Rico Inc.
Retirement Savings Plan

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

ChevronTexaco Corporation
Comptrollers
6001 Bollinger Canyon Road
Building E-1112
San Ramon, CA 94583
Tel 925.842.3126
Fax 925.842.3320
bill.clutter@chevrontexaco.com

William T. Clutter
Manager
Benefit Plan Investments
Accounting and Analytical

Exhibit 4

ChevronTexaco

June 24, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re. CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Dear Sir or Madam:

In connection with the Annual Report of Texaco Puerto Rico Inc. Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William T. Clutter, Manager of Accounting and Analytics of ChevronTexaco Corporation, who performs the functions equivalent to a chief financial officer of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Sincerely,



William T. Clutter, Manager of Accounting and Analytics
ChevronTexaco Corporation

This statement is submitted pursuant to 18 U.S.C. § 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.